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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 1)


                            BALANCED CARE CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    057630105
                                 (CUSIP Number)


                                DECEMBER 31, 2000
              Date of Event Which Requires Filing of This Statement



Check the appropriate box to designate the one pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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---------------------------                        -----------------------------
CUSIP NO.  057630105                 13G/A              PAGE 2 OF 7 PAGES
---------------------------                        -----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Meditrust Corporation
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF               5    SOLE VOTING POWER
 SHARES BENEFICIALLY OWNED BY           750,000
             EACH                -----------------------------------------------
       REPORTING PERSON            6    SHARED VOTING POWER
             WITH                       331,312
                                 -----------------------------------------------
                                   7    SOLE DISPOSITIVE POWER
                                        750,000
                                 -----------------------------------------------
                                   8    SHARED DISPOSITIVE POWER
                                        331,312
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,081,312
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.2%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------


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---------------------------                        -----------------------------
CUSIP NO.  057630105                 13G/A              PAGE 3 OF 7 PAGES
---------------------------                        -----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Meditrust Mortgage Investments, Inc.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF               5    SOLE VOTING POWER
 SHARES BENEFICIALLY OWNED BY           None
             EACH                -----------------------------------------------
       REPORTING PERSON            6    SHARED VOTING POWER
             WITH                       331,312
                                 -----------------------------------------------
                                   7    SOLE DISPOSITIVE POWER
                                        None
                                 -----------------------------------------------
                                   8    SHARED DISPOSITIVE POWER
                                        331,312
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          331,312
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------


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---------------------------                        -----------------------------
CUSIP NO.  057630105                 13G/A              PAGE 4 OF 7 PAGES
---------------------------                        -----------------------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          New Meditrust Company LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF               5    SOLE VOTING POWER
 SHARES BENEFICIALLY OWNED BY           None
             EACH                -----------------------------------------------
       REPORTING PERSON            6    SHARED VOTING POWER
             WITH                        None
                                 -----------------------------------------------
                                   7    SOLE DISPOSITIVE POWER
                                        None
                                 -----------------------------------------------
                                   8    SHARED DISPOSITIVE POWER
                                        None
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

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ITEM 1(a).        NAME OF ISSUER:

         Balanced Care Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1215 Manor Drive, Mechanicsburg, PA  17055

ITEM 2(a).        NAME OF PERSON FILING:

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Meditrust Corporation ("Meditrust"), Meditrust Mortgage Investments, Inc. ("MMI") and New Meditrust Company LLC, successor by merger to Meditrust Acquisition Corporation II ("NMC"). Meditrust, MMI and NMC are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business office for each of Meditrust, MMI and NMC is 909 Hidden Ridge, Suite 600, Irving, TX 75038.

ITEM 2(c).        CITIZENSHIP:

         Each of Meditrust, MMI and NMC is a Delaware organization.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common stock, $.001 par value ("Common Stock")

ITEM 2(e).        CUSIP NUMBER:

         057630105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]  Broker or dealer registered under Section 15 of the Exchange
                  Act,

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act,

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act,

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act,

         (e) [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

         (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G),

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

         (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                       5
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ITEM 4.           OWNERSHIP.

         (a) - (b)

         The aggregate number of shares of Common Stock that Meditrust owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,081,312 (which number includes 331,312 shares of Common Stock beneficially owned by MMI), which constitutes approximately 3.2% of the outstanding shares of Common Stock.***

         The aggregate number of shares of Common Stock that MMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 331,312 (which shares of Common Stock are included in the number of shares of Common Stock beneficially owned by Meditrust), which constitutes approximately 1.0% of the outstanding shares of Common Stock.

         The aggregate number of shares of Common Stock that NMC owns beneficially, pursuant to Rule 13d-3 of the Act, is 0, which constitutes approximately 0% of the outstanding shares of Common Stock.

         (c)

         Meditrust has the sole power to vote or to direct the vote and to dispose or direct the disposition of 750,000 shares of Common Stock and the shared power to vote or to direct the vote and to dispose or direct the disposition of 331,312 shares of Common Stock (which number includes 331,312 shares of Common Stock beneficially owned by MMI).

         MMI has the shared power to vote or to direct the vote and to dispose or direct the disposition of 331,312 shares of Common Stock (which shares of Common Stock are included in the number of shares of Common Stock beneficially owned by Meditrust).

         NMC does not have the sole or the shared power to vote or to direct the vote and to dispose or direct the disposition of any shares of Common Stock.

         ***By virtue of the corporate relationship between Meditrust and MMI, Meditrust may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by MMI. The power to vote and to dispose of shares owned directly by MMI may be deemed to be shared between Meditrust and MMI due to their corporate relationship.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of Securities, check the following. |X|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed on behalf of each of Meditrust, MMI and NMC pursuant to Rules 13d-1(c) and 13d-1(k)(1). The identity of each of Meditrust, MMI and NMC is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit 99.1.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.          CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                       6
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 5, 2001


                                          MEDITRUST CORPORATION

                                          By: /s/ John F. Schmutz
                                              -------------------------------
                                          Name:  John F. Schmutz
                                          Title: Senior Vice President

                                          MEDITRUST MORTGAGE
                                          INVESTMENTS, INC.

                                          By: /s/ John F. Schmutz
                                              -------------------------------
                                          Name:  John F. Schmutz
                                          Title: Senior Vice President


                                          NEW MEDITRUST COMPANY LLC,
                                          By: Meditrust Healthcare Corporation,
                                          its manager member

                                          By: /s/ John F. Schmutz
                                              -------------------------------
                                          Name:  John F. Schmutz
                                          Title: Senior Vice President


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                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION

Exhibit 99.1               Joint Filing Agreement